UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number:  000-22071

CUSIP No.: 690310107

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 29, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Overland Storage, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

4820 Overland Avenue
Address of Principal Executive Office (Street and Number)

San Diego, CA 92123
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file our annual report on Form 10-K for our fiscal year ended June 29, 2008 within the prescribed time period because we need additional time to complete additional procedures to test for the recoverability of long-lived assets, including property and equipment, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  Please see our Form 10-K for our fiscal year ended July 1, 2007 filed with the SEC on August 23, 2007 for more information on our policies for evaluating the recoverability of long-lived assets.   We expect to file our Form 10-K promptly after we have completed these procedures.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kurt L. Kalbfleish	(858)	571-5555
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).*

			☒ Yes ☐ No

* Excludes filings on Form 8-K as provided in Rule 144(c)(1) under the Securities Act of 1933, as amended.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 7, 2008, we disclosed our results of operation for the fiscal year ended June 29, 2008.  We operate and report using a 52-53 week fiscal year with each quarter ending on the Sunday closest to the calendar quarter. For ease of presentation of financial results, our fiscal years are considered to end on June 30.  The announced results were as follows:

	Year ended
	June 30,
	2008	2007
	(Unaudited)
Net revenue	$127,700	$160,443
Cost of revenue	99,644	136,100
Gross profit	28,056	24,343

Operating expenses:
Sales and marketing	31,614	32,391
Research and development	9,349	14,999
General and administrative	10,088	13,387
Impairment of acquired technology	—	8,411
Total expenses	51,051	69,188

Operating loss	(22,995)	(44,845)
Interest income, net	823	1,707
Other expense, net	(1,993)	(698)
Loss before income taxes	(24,165)	(43,836)
Income taxes	397	275
Net loss	$(24,562)	$(44,111)

Net loss per share:
Basic and Diluted	$(1.93)	$(3.45)

Shares used in computing net loss per share:
Basic and Diluted	12,759	12,799

These results of operation may change if our additional procedures to test for the recoverability of long-lived assets indicate that any such assets may not be recoverable.  In such case, we would record a non-cash impairment loss for the year ended June 30, 2008 for the amount by which the carrying value of a long-lived asset or asset group exceeded its fair value.

We are currently exploring funding alternatives to enable us to continue our operations and execute our strategy. Possible funding alternatives we are exploring include bank or asset backed financing, and equity or equity-based financing, including convertible debt.  We are in discussions with funding sources for both of these options, but we currently have no funding commitments.  Management projects that our current cash and investments on hand will be sufficient to allow us to continue our operations at current levels through November 2008. If we are unable to obtain additional funding, we will be forced to liquidate certain assets where possible, and/or to suspend or curtail certain of our planned operations. Any of these actions could harm our business, results of operations and future prospects.  We anticipate we will need to raise approximately $10.0 million of cash and cash equivalents to fund our operations through fiscal 2009 at planned levels.

As a result of our need for additional financing and other factors, we expect that the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended June 30, 2008 will include an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

Except for the historical information contained herein, the matters set forth in this Notification of Late Filing on Form 12b-25 are forward-looking statements within the meaning of the“safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations, and involve a number of risks and uncertainties, including but not limited to, the timing and results of our additional procedures to test for the recoverability of long-lived assets and the completion of audit procedures by our principal and former independent registered public accounting firm, and uncertainties concerning our ability to secure additional funding or liquidate assets on favorable terms or at all.  These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

OVERLAND STORAGE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 29, 2008	By	/s/ Kurt L. Kalbfleisch
Kurt L. Kalbfleisch
Vice President of Finance and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).